Iris Energy Limited (d/b/a IREN) Notice of 2024 Annual General Meeting and Explanatory Statement

Annual General Meeting 2024 CHAIR'S LETTER 7 October 2024 Dear Shareholder, It is my pleasure to invite you to attend the 2024 Annual General Meeting (the "AGM") of Iris Energy Limited, doing business as IREN (“IREN” or the “Company”). The AGM will be held at 3:30pm on November 20, 2024 (ET) / 7:30am on November 21, 2024 (AEDT), virtually. AGM In accordance with section 249R of the Corporations Act and rule 8.1 of the constitution of IREN, the board of directors of IREN has determined to hold this year’s AGM as a virtual meeting via an online web link. Please find enclosed (a) the notice of meeting for this year's AGM (the "Notice of Meeting"), (b) an explanatory statement that contains important details concerning the AGM and the matters being considered at the AGM (the "Explanatory Statement") and (c) a Proxy Card. This information can also be accessed online at www.proxyvote.com. If you do not intend to attend the AGM, you are encouraged to complete and return your Proxy Card in the envelope provided or vote by phone by dialling the number noted at the top of the Proxy Card and following the instructions. Alternatively, instructions on how to lodge your proxy online are in the enclosed Notice of Meeting, the Proxy Card and at www.proxyvote.com. Items of Business The items of business to be dealt with at the AGM are set out in the Notice of Meeting, and further information can be found in the Explanatory Statement, each accompanying this letter. Please read these documents carefully to understand the resolution which IREN's shareholders are being asked to approve at the AGM. How to Vote We encourage IREN's shareholders and proxy holders to participate in the AGM online, allowing them to listen to a live webcast, ask questions in writing and vote.

Annual General Meeting 2024 Shareholders and proxy holders will be able to participate in the AGM online by visiting the Virtual Shareholder Meeting platform via the web link below, on a smartphone, tablet or computer. www.virtualshareholdermeeting.com/IREN2024 Information on how to log on, ask questions and vote online is set out in the attached Notice of Meeting. As detailed in the Notice of Meeting and Explanatory Statement, in order to vote, you must either attend the AGM via the online web link or by lodging your proxy or direct vote prior to the AGM. If you vote by proxy, you must lodge your Proxy Card no later than November 19, 2024 11:59pm (ET). Please refer to the Notice of Meeting and Explanatory Statement for details of the matters which you are being asked to approve. The board of directors of IREN unanimously recommends that you vote IN FAVOUR of the resolutions being proposed at the AGM on which you are entitled to vote. Your board of directors and management team look forward to welcoming you to the AGM. Please contact me if you have any questions at AGM@iren.com. Thank you for your continued support. David Bartholomew David Bartholomew Independent Non-Executive Chair

Annual General Meeting 2024 1 Capitalised terms have the meanings given in the 'Dictionary' section in the Explanatory Statement unless otherwise defined. The first purpose of the AGM is for Shareholders to receive and consider the Financial Report, the Directors' Report and the Auditor's Report for the Company for the financial year ended June 30, 2024. Additionally, Shareholders will be able to vote on the Resolutions set out below and described in the Explanatory Statement accompanying this Notice of Meeting. The background to, and rationale for, the Resolutions are summarised in the Explanatory Statement. The directors have determined that the persons eligible to vote at the AGM are those who are Shareholders of the Company at 5:00pm (ET) on September 23, 2024 and, in accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) (Australia), those who are registered Shareholders of the Company at 7:30am (AEDT) on November 19, 2024, being 3:30pm (ET) on November 18, 2024. Accordingly, transfers registered after that time will be disregarded in determining entitlements to attend and vote at the AGM. Iris Energy Limited (doing business as IREN) ACN 629 842 799 Notice of 2024 Annual General Meeting (“Notice of Meeting”) Notice is hereby given that the annual general meeting of the Company ("AGM") will be held at: Date & Time November 20, 2024 commencing at 3:30pm (ET) being, November 21, 2024 commencing at 7:30am (AEDT) Meeting Link www.virtualshareholdermeeting.com/IREN2024 To verify your shareholding, you will need to sign into the AGM using the unique control number mailed to you on or around the date of this Notice of Meeting.

Annual General Meeting 2024 2 ANNUAL GENERAL MEETING Ordinary business Financial Reports To receive and consider the Financial Report, the Directors' Report and the Auditor's Report for the year ended June 30, 2024. Please note that this item does not require a formal resolution to be put to the AGM and so no vote will be held. However, Shareholders may ask questions on the matters contained in the reports. Shareholders will also be able to ask questions of the Company’s Auditor, who will attend the AGM. Refer to the Explanatory Statement for further details on the Company's Auditors and the differences between the Company's Financial Report, Directors' Report and Auditor's Report and the Company's Annual Report on 20-F, which includes the Company's annual financial statements that have been prepared and audited in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Resolution 1– Appointment of Byrons Audit as Australian auditor To consider and, if thought fit, to pass the following Resolution as an ordinary resolution: 'That, for the purposes of section 327B of the Australian Corporations Act 2001 ("Act") and for all other purposes under the Act, Byrons Audit, having been nominated by a shareholder and consented in writing to act in the capacity of auditor of the Company, be appointed as the Australian auditor of the Company for the purposes of the Company's Australian Audited Financial Statements and that the directors be authorised to fix the remuneration of the auditor.' Resolution 2 – Change of Company name To consider and, if thought fit, to pass the following Resolution as a special resolution: 'That, for the purposes of section 157 of the Act and for all other purposes under the Act, the name of the Company be changed from Iris Energy Limited to IREN Limited, and that the directors be authorised to take all necessary steps to effect this change, including updating the Company's Constitution and notifying ASIC of the change of name.' Resolution 3 – Renewal of the Proportional Takeover Provisions To consider and, if thought fit, to pass the following Resolution as a special resolution: 'That, for the purposes of section 648G of the Act and for all other purposes under the Act, the proportional takeover provisions contained in Schedule 6 of the Company's Constitution be renewed for a period of three (3) years with effect from the date of the AGM.'

Annual General Meeting 2024 3 NOTES Technology and Virtual AGM To provide additional flexibility for Shareholders and in accordance with section 249R of the Corporations Act and rule 8.1 of the Constitution, the Board has determined to broadcast the AGM virtually via a web link. The Company will provide Shareholders with the opportunity to attend and participate in the virtual AGM through an online meeting platform, where Shareholders will be able to listen, submit written questions and vote online. Further instructions for participating at the virtual AGM are set out below and in the Proxy Card. All Shareholders and proxy holders will have an equal opportunity to participate in the AGM regardless of their physical location. Shareholders and proxy holders will also be able to participate in the AGM, including asking questions online through the Q&A feature of the online platform. If your relevant shareholding cannot be verified by the moderator, you will be deemed to be attending the AGM as a visitor and will not be able to submit questions. Participating at the Virtual AGM Shareholders and proxy holders are encouraged to participate in the AGM online, allowing them to listen to a live webcast, ask questions in writing and vote. Shareholders and proxy holders will be able to participate in the AGM online by visiting the Virtual Shareholder Meeting platform via the web link below, on a smartphone, tablet or computer. www.virtualshareholdermeeting.com/IREN2024 The weblink will be available 15 minutes prior to the start of the AGM. Information on how to log on, ask questions and vote online are set out below. Shareholders and proxy holders can log in to the AGM by entering the unique control number mailed to them on or around the date of this Notice of Meeting. Attending the AGM online enables Shareholders to attend the AGM live and also ask written questions and cast votes at the appropriate times whilst the AGM is in progress. Please note that, in order to vote, Shareholders must either attend the AGM via the Virtual Shareholder Meeting platform or lodge their proxy or direct vote prior to the AGM. Voting online Once the polls are open, the Resolution and voting choices will appear. Shareholders and proxy holders can vote by clicking on one of the applicable voting options that will be displayed on the screen. Shareholders and proxy holders can change their vote at any

Annual General Meeting 2024 4 time before the Chair closes the polls. Shareholders may also submit their votes online at www.proxyvote.com no later than 11.59pm (ET) on November 19, 2024. Further details of how to submit your direct vote prior to the AGM is set out in the Proxy Card. Ask a question online In order to provide an equal opportunity for all Shareholders to ask questions of the Board (and the Auditor) at the AGM, Shareholders are invited to: (i) submit a written question prior to the AGM by accessing the Q&A function at www.proxyvote.com; and/or (ii) submit a written question during the AGM via the Q&A function in the Virtual Shareholder Meeting platform. Shareholders may also submit written questions by email at: AGM@iren.com. The last day to submit questions before the AGM will be 11.59pm (ET) on November 12, 2024. Questions may be moderated or amalgamated if there are multiple questions on the same topic. Your questions should relate to matters that are relevant to the business of the AGM. During the course of the AGM, the Chair will seek to address as many Shareholder questions as reasonably practicable. However, there may not be sufficient time to answer all questions at the AGM. Please note that individual responses will not be sent to Shareholders. Voting Information Registered ownership and beneficial ownership If your Shares are registered in your name with our transfer agent and share registry, Computershare Limited, then you are considered the "registered owner" for those Shares. If you are the registered owner of your Shares then you have the right to vote your Shares by proxy or attorney, or to attend the AGM and vote via the Virtual Shareholder Meeting platform. If your Shares are held through a bank, broker or other nominee, then you are the "beneficial owner" of the Shares, but you are not the "registered owner" of the Shares. As the beneficial owner of the Shares, you have the right to instruct your bank, broker or other nominee how to vote your Shares. In order to ensure your Shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided by such bank, broker or other nominee. If you are a beneficial owner and do not provide your bank, broker or other nominee with voting instructions, under the rules of various national and regional securities exchanges,

Annual General Meeting 2024 5 the bank, broker or other nominee may generally vote on routine matters but cannot vote on non-routine matters (to the extent that there are non-routine matters). If the bank, broker or other nominee that holds your Shares votes on one or more matters, but does not receive instructions from you on how to vote your Shares on one or more non- routine matters (to the extent that there are non-routine matters), the bank, broker or other nominee will inform the Company that it does not have the authority to vote on such non- routine matters with respect to your Shares. Entitlement to vote at the AGM The directors have determined that the persons eligible to vote at the AGM are those who are Shareholders of the Company at 5:00pm (ET) on September 23, 2024 and, in accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) (Australia), those who are registered Shareholders of the Company at 7:30am (AEDT) on November 19, 2024, being 3.30pm (ET) on November 18, 2024. Accordingly, transfers registered after that time will be disregarded in determining entitlements to attend and vote at the AGM. If you are not the registered owner of your Shares and you wish to vote at the AGM, please contact your bank, broker or other nominee for the procedures necessary to allow you to do so. Voting by proxy An eligible Shareholder can appoint a proxy or, where a Shareholder is entitled to two or more votes, the Shareholder may appoint two proxies. Where two proxies are appointed, a Shareholder may specify the number or proportion of votes to be exercised by each proxy appointed. If no number or proportion of votes is specified, each proxy appointed will be taken to exercise half of that Shareholder’s votes (disregarding fractions). An appointed proxy need not themselves be a Shareholder. A Proxy Card accompanies this Notice of Meeting. To be effective, your proxy (including the original or a certified copy of any power of attorney or other authority under which it is signed) must be received by the Company not less than 48 hours before the start of the AGM: (i) online: www.proxyvote.com; (ii) by mail: to Iris Energy Limited (d/b/a IREN) c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717; or (iii) by phone: by dialling 1-800-690-6903. You can direct your proxy how to vote by following the instructions on the Proxy Card. Shareholders are encouraged to direct their proxy how to vote on the Resolution.

Annual General Meeting 2024 6 If you wish to direct your proxy to vote on the Resolution in the manner recommended by the Board, then your Proxy Card should be completed as follows. For Against Abstain Annual General Meeting 1 Appointment of Byrons Audit as Australian auditor of the Company for the purposes of the Company's Australian Audited Financial Statements (as defined in the Notice of Meeting). ☒ ☐ ☐ 2 Change of Company name from Iris Energy Limited to IREN Limited. ☒ ☐ ☐ 3 Renewal of the proportional takeover provisions contained in Schedule 6 of the Company's Constitution for a period of three (3) years. ☒ ☐ ☐ Voting generally On a poll at an AGM, every Shareholder present at the AGM has one vote for each fully paid Share held by the Shareholder (subject to the rights of holders of B Class Shares) and in respect of which the Shareholder is entitled to vote, and a proportional fraction of a vote for each partly paid Share held by the Shareholder and in respect of which the Shareholder is entitled to vote. Where a person present at an AGM represents more than one Shareholder (whether personally, by proxy, attorney or, in the case of a corporate Shareholder, by corporate representative) the person is entitled to one vote on a poll at the AGM for each fully paid Share the person represents (subject to the rights of holders of B Class Shares), and a proportional fraction of a vote for each partly paid Share the person represents. If a proxy is instructed to abstain from voting on a Resolution, they are directed not to vote on the Shareholder's behalf. On a poll, the Shares that are the subject of the proxy appointment will not be counted. Any directed proxies that are not voted on a poll at an AGM by a Shareholder's appointed proxy will automatically default to the Chair, who is required to vote proxies as directed on a poll at the AGM. If the Chair is appointed as your proxy (or is appointed your proxy by default), they can be directed how to vote by ticking the relevant boxes next to each item on the Proxy Card (i.e., 'for', 'against' or 'abstain').

Annual General Meeting 2024 7 The Chair intends to vote all undirected proxies IN FAVOUR of the Resolutions. Quorum The AGM will only proceed if a quorum is present. If a quorum is not present within 30 minutes after the time appointed for the AGM, the AGM will be adjourned. A quorum for the AGM will consist of at least 2 Shareholders present (which must include each holder of a B Class Share from time to time, to the extent that such holder is entitled to vote on the Resolution at the AGM) and entitled to vote. In determining whether a quorum is present, each individual attending as a corporate representative, proxy or attorney is to be counted, except that: • an individual attending in more than one capacity is to be counted only once; and • if a Shareholder has appointed more than one corporate representative, proxy or attorney, only one is to be counted.

Annual General Meeting 2024 8 EXPLANATORY STATEMENT This Explanatory Statement (including the Annexures to it) and the Notice of Meeting are important documents. They should be read carefully. If you have any questions regarding the matters set out in this document, you should consult a professional adviser. This Explanatory Statement does not provide professional, legal, financial or tax advice. Capitalised terms used in this document which are not otherwise defined have the meanings given to them in the Dictionary section. BACKGROUND 1. Financial Reports Background Under section 317 of the Corporations Act, the Financial Report, Directors' Report and Auditor's Report of the Company in respect of the 2024 financial year will be laid before the AGM. The Financial Report contains the consolidated financial statements of the Company and its controlled entities as required to be prepared and lodged with ASIC in accordance with section 319 of the Corporations Act. As such, the Financial Report and the consolidated financial statements included therein have been prepared and audited in accordance with the requirements of the Corporations Act. The Company’s Financial Report is separate and distinct from the Company’s Annual Report on Form 20-F filed with the SEC on August 28, 2024, which includes the Company’s annual financial statements that have been prepared and audited in accordance with International Financial Reporting Standards. The Company’s Financial Report and the consolidated financial statements included therein are being presented to the Shareholders solely for the purposes of statutory compliance with the requirements of the Corporations Act. This item does not require a formal resolution to be put to the AGM and so no vote will be held. However, Shareholders may ask questions on the matters contained in the reports. Shareholders will also be able to ask questions of the Company’s auditor, who will attend the AGM. The reports are available on the Company's website, https://iren.com/investor/annual-reports. Shareholders are being provided with a reasonable opportunity to ask questions on these statements and reports ahead of the AGM. Shareholders may address written questions to the Chair about the management of the Company. All questions should be submitted to the Company in accordance with the instructions set out in the Notice of Meeting (under the heading "Participating at the virtual AGM").

Annual General Meeting 2024 9 The Chair of the AGM will allow Shareholders to ask questions of the Auditor or its representatives, which are submitted in writing by 11.59 pm November 12, 2024 (ET) and relevant to: (i) the conduct of the audit; (ii) the preparation and content of the Auditor’s Reports; (iii) the accounting policies adopted by the Company in relation to the preparation of its Australian Audited Financial Statements; (iv) the independence of the auditor in relation to the conduct of the audit. 2. Resolution 1 – Appointment of Byrons Audit as Australian auditor On or about October 27, 2022, in accordance with section 327A of the Corporations Act, the Company appointed Moore Australia as auditor of the Company for purposes of the Corporations Act. On or about December 14, 2022 (AEDT), in accordance with sections 327B(1)(a) of the Corporations Act, Moore Australia was approved at as the auditor of the Company at the Company's 2022 annual general meeting. Moore Australia has since completed a restructure from a partnership to a company structure and, as a result, the Company now seeks Shareholder approval for the appointment of Byrons Audit (a related entity of Moore Australia) as auditor of the Company in accordance with section 327B(1)(b) of the Corporations Act. For the avoidance of doubt, there has been no disagreement between Management or the Directors and Moore Australia. In accordance with section 328B of the Corporations Act, a notice in writing nominating Byrons Audit as Australian auditor has been given to the Company by a Shareholder. A copy of the notice is included in this Notice of Meeting at Annexure A. The appointment of Byrons Audit as Australian auditor will be by vote of Shareholders as an ordinary resolution. Byrons Audit has provided to the Company, and has not withdrawn, its written consent to act as auditor of the Company, in accordance with section 328A(1) of the Corporations Act. The appointment of Byrons Audit is solely for statutory reporting purposes under the Corporations Act. Such appointment is separate and distinct from the Company’s appointment of Raymond Chabot Grant Thornton LLP, who are the U.S. auditor of the Company. Recommendation of the Board The directors of the Company unanimously recommend that you vote IN FAVOUR of this Resolution.

Annual General Meeting 2024 10 3. Resolution 2 – Change of Company name Background On or about February 15, 2024, the Board approved a rebranding of the business, and the Company has since been conducting its business under the name IREN. In accordance with section 157(1) of the Corporations Act, the Company therefore now seeks special Shareholder approval for the legal change of the Company's name from Iris Energy Limited to IREN Limited. Following the successful passing of this resolution, the directors will be authorised to notify ASIC of the change and undertake all necessary steps to effectuate the name change, including updating the Company's Constitution. Recommendation of the Board The directors of the Company unanimously recommend that you vote IN FAVOUR of this Resolution. 4. Resolution 3 - Renewal of the Proportional Takeover Provisions Schedule 6 of the Company's Constitution contains proportional takeover provisions which prohibit the registration of transfers of shares or other securities acquired under a proportional takeover bid unless a resolution is passed by the Shareholders approving the bid ("Proportional Takeover Provisions"). The Corporations Act provides that these Proportional Takeover Provisions cease to apply at the end of three years from the date of their adoption (or last renewal). The Proportional Takeover Provisions were inserted in the Company's Constitution which was adopted on September 11, 2021. Following the successful passing of this resolution, the Proportional Takeover Provisions will be renewed on exactly the same terms as the current Proportional Takeover Provisions in Schedule 6 of the Company's Constitution and will operate for three years from the date of the AGM, unless renewed earlier. Section 648G(5) of the Corporations Act requires the following information to be provided to shareholders when they are considering the renewal of the Proportional Takeover Provisions: (A) What is a proportional takeover bid? A proportional takeover bid is a takeover bid where the bidder offers to buy only a specified proportion of each Shareholder’s shares in the target company. (B) Effect of the provisions proposed to be renewed: If a proportional takeover bid is made, the Directors must ensure that Shareholders vote on a resolution to approve the bid at least 14 days before the last day of the bid period or a later date allowed by ASIC. The vote is decided on a simple majority.

Annual General Meeting 2024 11 Each person who, as at the end of the day on which the first offer under the proportional takeover bid was made, held the class of shares in the Company in respect of which offers are made under the proportional takeover bid, is entitled to vote. The bidder and its associates are not allowed to vote. If the resolution is not passed, transfers giving effect to a contract resulting from the acceptance of an offer made under a proportional takeover bid cannot be registered. If the resolution is approved, or is taken to have been approved, the transfers must be registered if they comply with the Corporations Act and the Company’s Constitution. If the resolution is not voted on before the 14-day deadline specified in the Corporations Act, the bid will be taken to have been approved. The Proportional Takeover Provisions do not apply to full takeover bids. The renewed provisions will expire after three years, unless again renewed by Shareholders by a special resolution. (C) Reason for the resolution A proportional takeover bid means that control of a company may pass without Shareholders having the chance to sell all their shares to the bidder. The bidder may take control of the company without paying an adequate price. To deal with this possibility, the Corporations Act permits a company to provide in its constitution that if a proportional takeover bid is made, shareholders must vote on whether to accept or reject the proportional takeover bid and that decision will be binding on all the shareholders. The benefit of the Proportional Takeover Provisions is that they allow the Company’s Shareholders to decide collectively whether the proportional takeover bid is acceptable in principle, and it may ensure that any partial offer is appropriately priced. If the offer does proceed, individual Shareholders can then make a separate decision as to whether they wish to accept the bid for their shares. (D) Awareness of current acquisition proposals As at the date of this Notice, the Directors are not aware of any proposal for any person to acquire (or increase the extent of) a substantial interest in the Company from its current level. (E) Advantages and disadvantages of the Proportional Takeover Provisions There have been no proportional takeover bids for the Company while the Provisional Takeover Provisions have been in operation. Accordingly, there are no actual examples against which to assess the advantages and disadvantages of the Proportional Takeover Provisions from the Directors and Shareholders of the Company.

Annual General Meeting 2024 12 (F) Potential advantages and disadvantages of the proposed resolution for both Directors and Shareholders An advantage to the Directors of renewing the Proportional Takeover Provisions is that the Directors will be able to assess the Shareholders’ views on a proportional takeover bid should one be made. Otherwise, the Directors consider that the proposed renewal of the Proportional Takeover Provisions has no potential advantages or disadvantages for Directors given that they remain free to make a recommendation on whether a proportional takeover bid should be approved or rejected. The potential advantages of the Proportional Takeover Provisions for Shareholders of the Company include: • that the provisions give Shareholders an opportunity to consider the terms of a proportional takeover bid to determine whether it is in their best interests that it proceed and, on that basis, enables Shareholders to decide whether or not to accept the offer; • the provisions may discourage the making of a proportional takeover bid which may be opportunistic; • an increase in Shareholders’ bargaining power may assist in ensuring that the proportional takeover bid is adequately priced; and • knowing the view of the majority Shareholders may assist each individual Shareholder assessing the likely outcome of the proportional takeover bid and whether to approve or reject that bid. The potential disadvantages of the Proportional Takeover Provisions for Shareholders of the Company include: • that the provisions may make proportional takeover bids more difficult to succeed and therefore effectively discourage proportional takeover bids being made; • the provisions may reduce the freedom for Shareholders to sell some or all of their shares at a premium to persons seeking control of the Company and any takeover speculation element in the Company’s share price may also be reduced; • the chance of a proportional takeover bid being successful may be reduced due to the delay, cost and uncertainty in convening a general meeting; and • the provisions may be considered an additional restriction on the ability of individual Shareholders to deal freely with their shares. Recommendation of the Board The directors of the Company unanimously recommend that you vote IN FAVOUR of this Resolution.

Annual General Meeting 2024 13 DICTIONARY "AAS" means the Australian Accounting Standards. "AGM" means the Company's 2024 Annual General Meeting. "ASIC" means the Australian Securities and Investments Commission. “Auditor” means the Company's auditor, being the partnership trading as Byrons (ABN 35 234 663 278) (which was appointed as the auditor in 2022 using the business name Moore Australia Audit NSW). "Auditor's Report" means the auditor's report prepared by the Auditor for the Company and its controlled entities. "Australian Audited Financial Statements" means the statutory financial statements that must be audited by an ASIC-registered independent auditor, in accordance with AAS, and lodged with ASIC as required under sections 292 and 296 of the Corporations Act and included in the Financial Report. "B Class Share" means a B class share in the capital of the Company having the rights and restrictions set out in the Constitution. "Board" means the board of directors of the Company. "Byrons Audit" means Byrons Audit Pty Ltd. "Chair" means the chair of the Board, or any other such person appointed by the directors or members of the Company in accordance with the Constitution. "Company" means Iris Energy Limited ACN 629 842 799. "Constitution" means the constitution of the Company from time to time. "Corporations Act" means the Australian Corporations Act 2001 (Cth). "Directors' Report" means the annual directors’ report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities. "Explanatory Statement" has the meaning given in the Notice of Meeting. "Financial Report" means the annual financial report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities. "Notice of Meeting" means this Notice of the AGM. "Ordinary Share" means an ordinary share in the capital of the Company. "Proxy Card" means the proxy and voting form accompanying this Explanatory Statement.

Annual General Meeting 2024 14 "Resolution" means a resolution set out in the Notice of Meeting. "Share" means an Ordinary Share or a B Class Share. "Shareholder" means a holder of a Share. "Virtual Shareholder Meeting" means the virtual shareholder meeting platform accessible at www.virtualshareholdermeeting.com/IREN2024.

Annual General Meeting 2024 15 ANNEXURE A - Nomination of Byrons Audit as auditor of the Company October 4, 2024 Iris Energy Limited (d/b/a IREN) Level 6, 55 Market Street Sydney NSW 2000 Nomination of Byrons Audit as auditor of Iris Energy Limited for the purposes of the Corporations Act 2001 (Cth) In accordance with section 328B of the Corporations Act 2001 (Cth), Kent Draper hereby nominates Byrons Audit for appointment as Iris Energy Limited’s auditor at Iris Energy Limited’s next Annual General Meeting (AGM) or any postponement or adjournment of that AGM. Kent Draper Kent Draper Shareholder